UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TOM Online Inc.
(Name of Issuer)
Ordinary Shares, par value HK $0.01 per share
(Title of Class of Securities)
889728200
(CUSIP Number)
Mak Soek Fun, Angela
c/o TOM Group Limited
48th Floor, The Center
99 Queen’s Road Central
Hong Kong, China
with a copy to:
Thomas B. Shropshire, Jr.
Linklaters
One Silk Street
London EC2Y 8HQ
United Kingdom
Tel: +44 20 7456 2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 10, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Introduction
This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on September 27, 2006 (the “Schedule 13D”) by TOM Group Limited (“TOM Group” or the “Reporting Person”), as amended by Amendment No. 1 filed on March 12, 2007 and Amendment No. 2 filed on April 12, 2007 relating to the common stock, par value HK$0.01 per share (the “Shares”), of TOM Online Inc. (the “TOM Online” or the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meaning given to them in the Amendment No. 1 to the Schedule 13D and the Joint Announcement filed as Exhibit 99.2 thereto.

Item 4.    Purpose of Transaction.
The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:
On August 10, 2007, TOM Group and TOM Online released a joint press release (the “Third Joint Announcement”), announcing that the Scheme was duly approved by the Independent Shareholders at the adjourned Court Meeting and the special resolution proposed at the adjourned EGM was also duly passed by the Shareholders.
The Scheme will become effective subject to the fulfilment or waiver (as applicable) of conditions (d) to (i) set out in the section headed “Conditions of the Share Proposal and the Scheme” in the Explanatory Memorandum on page 80 of the Scheme Document. Assuming that the above conditions are fulfilled (or, as applicable, waived in whole or in part), it is expected that the Scheme will become effective on Friday, August 31, 2007 (Cayman Islands time). A further announcement will be made of the exact date on which the Scheme becomes effective. The Scheme will lapse if it does not become effective on or before December 31, 2007 (or such later date as TOM and TOM Online may agree and, to the extent applicable, as the Grand Court may allow and as may be permitted by the Takeovers Code), and a further announcement will be made accordingly.
Item 7.    Material to be Filed as Exhibits.
The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

Exhibit 99.4	Joint Announcement issued by TOM Group and TOM Online on August 10, 2007, regarding the results of the Adjourned Court Meeting and Adjourned EGM and resumption of trading in TOM Group shares and TOM Online Shares (incorporated by reference to Exhibit (a)(5)(14) of Amendment No. 8 to the Schedule 13E-3 filed by TOM Online, Inc. and TOM Group Limited on August 10, 2007)

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2007	TOM GROUP LIMITED
/s/ Angela Mak Soek Fun
	By:	Mak Soek Fun, Angela
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

99.4	Joint Announcement issued by TOM Group and TOM Online on August 10, 2007, regarding the results of the Adjourned Court Meeting and Adjourned EGM and resumption of trading in TOM Group shares and TOM Online Shares (incorporated by reference to Exhibit (a)(5)(14) of Amendment No. 8 to the Schedule 13E-3 filed by TOM Online, Inc. and TOM Group Limited on August 10, 2007)